FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 24, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's Immediate Notices dated April 24, 2002.

YOUR GREAT MOMENTS

BUSINESS NEWS

<u>FOR IMMEDIATE RELEASE</u>

Matav Receives Approval for Cable Companies Merger by the Israeli Antitrust Director General

NETANYA, Israel –April 24, 2002 –Matav-Cable Systems Media Ltd. (Nasdaq: MATV) announced today that the Israeli Antitrust Director General has issued an approval for the merger of the three Israeli Cable operators. The result of the merger will be a nationwide cable television provider with approximately 1,150,000 subscribers. The merger is still subject to certain consents and other regulatory approvals.

The Antitrust Approval provides that the merged entity will conduct its activities through two separate companies, namely a broadcasting company and a cable infrastructure company, both under the same control.

Matav anticipates that the Israeli Minister of Communications will set rates for usage of the merged entity's infrastructure by third parties. If such rates are not set within 30 months, the interests of the initial shareholders will have to be reduced by 20% within 4 years of the approval, by means of a public offering or sale of shares to a third party. However, said reduction will not be required, if so determined by the Director in the future, based on the competition that will develop in the relevant market.

In addition, the Approval provides that the new infrastructure company will allow usage of its cable infrastructure by other broadcasting license holders at terms that are not inferior to those offered to the broadcasting company; that the new broadcasting company will be allowed to own not more than two channels in the basic package (family channel and movie channel); that the merged cable infrastructure company will offer local fixed telephony services within two years; and that the merged company will provide a USD 15 million bank guarrantee in order to ensure compliance with the terms of the Merger Approval.

Matav – Cable Systems Media Ltd.

Head Office 42 Pinkas st., North Industrial P.O.B 13600 Netanya, 42134, Israel Tel: 972-9-8602160 Fax: 972-9-8602286

YOUR GREAT MOMENTS

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Currently, Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel Matav Cable Systems Tel.+972-9-860-2261

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Concludes the Sale of 13.7 Million shares of Partner Communications

NETANYA, Israel – April 24, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV) today announced that with reference to the press release issued by the Company on April 11, 2002, the company has concluded the sale of 13,778,668 shares of Partner Communications Company Ltd, to a subsidiary of Hutchison Whampoa Ltd., in consideration for US$62,410,000.

Upon completion of the sale, the Company's shareholding in Partner is approximately 7.5%.

Matav expects that nearly all of the consideration (after tax) will be recorded as capital gain.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Currently, Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on

pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel   Matav Cable Systems   Tel.+972-9-860-2261

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: April 24, 2002